UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2024.

Commission File Number: 001-40530

GH Research PLC
(Exact name of registrant as specified in its charter)

Joshua Dawson House
Dawson Street
Dublin 2
D02 RY95
Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

GH Research PLC (the “Company”) will participate in a corporate panel and hold one-on-one investor meetings during the 44th Annual TD Cowen Health Care Conference, which is scheduled to take place from March 4-6, 2024 in Boston, Massachusetts.

On February 29, 2024, the Company reported its full year 2023 financial results, provided business updates, and made available an updated investor presentation on its website. A copy of the press release is exhibited hereto as Exhibit 99.1 and a copy of the presentation is attached hereto as Exhibit 99.2.

The fact that this press release and presentation is being made available and furnished herewith should not be deemed an admission as to the materiality of any information contained in the materials. The information contained in the press release and presentation is being provided as of February 29, 2024, and the Company does not undertake any obligation to update the press release or presentation in the future or to update forward-looking statements to reflect subsequent actual results.

INCORPORATION BY REFERENCE

This Report on Form 6-K (other than Exhibit 99.1 and Exhibit 99.2 hereto) shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration No. 333-270422) and the registration statement on Form F-3 (Registration No. 333-270418) of GH Research PLC and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated February 29, 2024
99.2	Corporate Presentation for February 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GH Research PLC
Date: February 29, 2024

	By:	/s/ Julie Ryan
	Name:	Julie Ryan
	Title:	Vice President, Finance